EXHIBIT 1
                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                    MAY 27, 2008

                            THE BOARD OF DIRECTORS OF
                         THE INDUSTRIAL DEVELOPMENT BANK
                         APPROVED THE PRIVATIZATION PLAN

                           THE NET PROFIT OF THE BANK
                          FOR THE FIRST QUARTER OF 2008
                           AMOUNTED TO NIS 1.2 MILLION

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The Board of Directors of the Industrial Development Bank approved at its meeting on May 26, 2008 the filing with the court of a motion to approve a compromise and arrangement plan between the Bank and its shareholders pursuant to Section 350 of the Companies Law - 1999, its primary feature being an arrangement for the sale of the shares of the Bank.

The resolution of the Board to file the arrangement plan was taken after the Board came to the conclusion that the option of selling the shares of the Bank, within the framework of the plan, may be more beneficial to the shareholders than the option of liquidation.

Pursuant to the resolution of the Board of Directors, prior to the filing of the motion, the Bank must receive certain confirmations and clarifications from the Government Companies Authority regarding the plan.

DR. RAANAN COHEN, THE CHAIRMAN OF THE BOARD OF DIRECTORS AND URI GALILI, THE GENERAL MANAGER OF THE BANK announced that the expected filing of the motion to approve the arrangement plan is a direct result of the broad success in the execution of the Run-off plan, which was implemented beginning from the first half of 2003. "Five and a half years ago, after the Bank suffered liquidity difficulties, no one could have imagined that in 2008 the privatization process of the Bank would begin, within the framework of which the shareholders of the Bank should receive substantial amounts." Cohen and Galili added that the Bank also had positive business results in the first quarter of the year, and that all of the last six quarters, from the last quarter of 2006, finished with a net profit.

THE EQUITY OF THE BANK, INCLUDING PREFERENCE SHARES, totaled NIS 558 million as of March 31, 2008 compared with NIS 557 as of December 31, 2007.


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THE NET PROFIT OF THE BANK in the first quarter of 2008 totaled NIS 1.2 million compared with NIS 4.9 million in the first quarter of 2007.

PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCES FOR DOUBTFUL DEBTS for the first quarter of 2008 amounted to NIS 11.3 million compared with NIS 8.7 million for the comparable period in 2007. The increase in the profit from financing operations was due to the following factors:

An increase in income from interest collected for problematic loans, a decrease in the scope of problematic loans classified as non-income bearing loans and the impact of the decrease of the rate of interest in the market on the extent of the non-accumulation of income on non-income bearing loans. On the other hand, the decrease in the scope of financing activities as part of the Run-off plan of the Bank, set-off some of the increase in the profit from financing operations.

THE ALLOWANCE FOR DOUBTFUL DEBTS - In the first quarter of 2008 this item recorded income in the amount of NIS 11.1 million compared with an expense in the amount of NIS 1.0 million in the first quarter of 2007.The prominent component of the income in this item was the collection of debts that were written-off in the past in the amount of NIS 7.6 million as a result of the sale of the holdings of the kibbutzim in the shares of Tnuva.

PROFIT FROM FINANCING OPERATIONS AFTER ALLOWANCE FOR DOUBTFUL DEBTS amounted to NIS 22.4 million in the first quarter of 2008 compared with NIS 7.7 million in the first quarter of 2007.

INCOME FROM OPERATING AND OTHER ACTIVITIES showed an expense of NIS 0.1 million in the first quarter of 2008 compared with income of NIS 5.3 million in the first quarter of 2007. The principal component in which there was a change, was a loss from shares totaling NIS 0.7 million, compared with a profit of NIS 4.2 million in the comparable quarter of 2007.

OPERATING AND OTHER EXPENSES totaled NIS 19.4 million in the first quarter of 2008 compared with NIS 8.1 million in the first quarter of 2007. The increase in operating expenses is primarily a result from the fact that following the government's resolution to privatize the Bank, the Board of Directors of the Bank approved a supplement to the special payments that shall be paid to the workers at the time of the termination of their employment. This supplement totals approximately NIS 11 million for which an expense is included in the early retirement item. The salary expenses were also affected by losses in the amount of NIS 0.7 million which accumulated in the severance pay funds during the quarter. The supplementation of the obligation for severance pay, following these losses, is included in the salary expenses.

OTHER OPERATING EXPENSES amounted in the first quarter of 2008 to NIS 2.0 million compared with NIS 2.5 million in the comparable period in 2007. There was a substantial reduction in most of the expense items, this as a part of the efficiency plan accompanying the Run-off plan.


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TOTAL CREDIT TO THE PUBLIC, excluding credit guaranteed by the State of Israel to the Israel Electric Company Ltd. out of a deposit of the State with the Bank, amounted to NIS 462 million as of March 31, 2008 compared with NIS 558 million as of December 31, 2007. This decrease reflects the policy carried out by the Bank to reduce the credit portfolio and is a continuation to the reduction in the credit which began in 2002.

THE BALANCE SHEET AMOUNT FOR PROBLEMATIC BORROWERS amounted to NIS 273.4 million as compared with NIS 308.9 million at the end of 2007.